Exhibit 6

[Farm Bureau letterhead]

April 29, 2009

Farm Bureau Life Insurance Company

5400 University Avenue

West Des Moines, Iowa 50266

Gentlemen:

This opinion is furnished in connection with the registration by Farm Bureau Life Insurance Company of a flexible premium variable life insurance policy (“Policy”) under the Securities Act of 1933, as amended. The prospectus included in Post-Effective Amendment No. 28 to the Registration Statement on Form S-6 (File No. 33-12789) describes the Policy. I have provided actuarial advice concerning the preparation of the policy form described in the Registration Statement, and I am familiar with the Registration Statement and exhibits thereto.

It is my professional opinion that:

(1)	The illustrations of death benefits and cash values included in Appendix A of the Prospectus, based on the assumptions stated in the illustrations, are consistent with the provisions of the Policy. The rate structure of the Policy has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear more favorable for policyowners at the ages illustrated than for policyowners at other ages.

(2)	The information contained in the examples set forth in Appendix B of the Prospectus, based on the assumptions stated in the examples, is consistent with the provisions of the Policy.

(3)	The fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the insurance company.

I hereby consent to the use of this opinion as an exhibit to Post-Effective Amendment No. 28 to the Registration Statement and to the reference to my name under the heading “Experts” in the Prospectus.

Sincerely,

/s/ Christopher G. Daniels
Christopher G. Daniels, FSA, MAAA
Life Product Development and Pricing Vice President
Farm Bureau Life Insurance Company